SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 6 July 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding announcement made on 1 June 2009
Enclosure 2	Director/PDMR Shareholding announcement made on 15 June 2009
Enclosure 3	Holding(s) in Company announcement made on 16 June 2009
Enclosure 4	Holding(s) in Company announcement made on 18 June 2009
Enclosure 5	Appointment of Senior Independent Director announcement made on 18 June 2009
Enclosure 6	Directorships of publicly quoted companies announcement made on 22 June 2009
Enclosure 7	Transaction in Own Shares announcement made on 30 June 2009
Enclosure 8	Total Voting Rights announcement made on 30 June 2009
Enclosure 9	Transaction in Own Shares announcement made on 1 July 2009
Enclosure 10	Transaction in Own Shares announcement made on 2 July 2009

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS notification required by  DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with  DR 3.1.4R(1)(a); or

(ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of  person discharging managerial responsibilities/ director

IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

ROEL LOUWHOFF

GAVIN PATTERSON

AL-NOOR RAMJI

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

AS ABOVE

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASES OF SHARES BY THE ABOVE DIRECTORS AND PDMRS

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

ROEL LOUWHOFF

GAVIN PATTERSON

AL-NOOR RAMJI

8 State the nature of the transaction

PURCHASES OF SHARES BY THE ABOVE DIRECTORS AND PDMRS

9. Number of  shares, debentures or financial instruments relating to  shares acquired

IAN LIVINGSTON - 224,385

TONY CHANMUGAM - 67,097

SALLY DAVIS - 80,291

ROEL LOUWHOFF - 118,631

GAVIN PATTERSON - 105,592

AL-NOOR RAMJI - 56,643

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

N/A

11. Number of  shares, debentures or financial instruments relating to  shares disposed

N/A

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

N/A

13. Price per share  or value of transaction

89.6649 pence

14. Date and place of transaction

1 JUNE 2009 – UK

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 985,213 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 527,056 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,780,332 SHARES
BT GROU EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

TONY CHANMUGAM

PERSONAL HOLDING:  116,346 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:  140,687 SHARES
BT GROUP INCENTIVE SHARE PLAN: 237,590 SHARES
BT GROUP RETENTION SHARE PLAN: 97,772
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

SALLY DAVIS

PERSONAL HOLDING: 191,343 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 241,166 SHARES
BT GROUP INCENTIVE SHARE PLAN: 297,988 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11,198 SHARES.

ROEL LOUWHOFF

PERSONAL HOLDING:  256,577 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:  249,075 SHARES
BT GROUP INCENTIVE SHARE PLAN: 571,927 SHARES
BT GROUP RETENTION SHARE PLAN: 148,999

GAVIN PATTERSON

PERSONAL HOLDING:  358,361 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:  231,778 SHARES
BT GROUP INCENTIVE SHARE PLAN: 809,756 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 98,178 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 11,198 SHARES.

AL-NOOR RAMJI

PERSONAL HOLDING:  377,765 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:  264,561 SHARES
BT GROUP INCENTIVE SHARE PLAN: 503,885SHARES
BT GROUP RETENTION SHARE PLAN: 146,020
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 23,090 SHARES

16. Date issuer informed of transaction

1 JUNE 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of  shares or debentures involved (class  and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of  shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of  issuer  responsible for making notification

GRAEME WHEATLEY

Date of notification

1 JUNE 2009

END

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with  DR 3.1.4R(1)(a); or

(ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of  person discharging managerial responsibilities/ director

SIR MICHAEL RAKE

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of  shares, debentures or financial instruments relating to  shares acquired

PURCHASE OF 1,533 SHARES

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

N/A

11. Number of  shares, debentures or financial instruments relating to  shares disposed

N/A

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

N/A

13. Price per share  or value of transaction

97.79P

14. Date and place of transaction

12 JUNE 2009 - UK

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE

PERSONAL HOLDING: SHARES:  110,889 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

16. Date issuer informed of transaction

12 JUNE 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant - N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of  shares or debentures involved (class  and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of  shares or debentures over which options held following notification

23. Any additional information - N/A

24. Name of contact and telephone number for queries

Graeme Wheatley - 020 7356 6372

Name and signature of duly authorised officer of  issuer  responsible for making notification

GRAEME WHEATLEY

Date of notification

15 JUNE 2009

END

Enclosure 3

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached		BT GROUP

2. Reason for Notification
An acquisition or disposal of voting rights							X
An acquisition or disposal of qualifying financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other: Please Specify
3. Full name of person(s) subject to the notification obligation				AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.
5.Date of the transaction and date in which threshold is crossed or reached				15/06/2009
6.Date on which issuer notified				16/06/2009
7. Threshold(s) that is/are crossed or reached:				5%.

8. Notified details:
A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
	371,269,921	371,269,921	124,404,134	124,404,134	285,389,573	1.61	3.68
Ordinary shares of 5p each

B: Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period	Number of voting rights that may be acquired if the instrument is exercised / converted				% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal		Delta

Total A + B + C
Number of Voting Rights			% of voting rights
409,793,707			5.29%

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name		Graeme Wheatley
15. Contact telephone number		020 7356 6372

Enclosure 4

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached		BT GROUP

2. Reason for Notification
An acquisition or disposal of voting rights							X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other: Please Specify
3. Full name of person(s) subject to the notification obligation				AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.
5.Date of the transaction and date in which threshold is crossed or reached				16/06/2009
6.Date on which issuer notified				17/06/2009
7. Threshold(s) that is/are crossed or reached:				5%.

8. Notified details:
A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
	409,793,707	409,793,707	124,439,134	124,439,134	207,951,783	1.61	2.69
3091357

B: Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period	Number of voting rights that may be acquired if the instrument is exercised / converted				% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

0.00000026

Total A + B + C
Number of Voting Rights			% of voting rights
332,390,917			4.29%

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name		Graeme Wheatley
15. Contact telephone number		020 7356 6372

Enclosure 5

18 June 2009

BT GROUP plc

Appointment of Senior Independent Director

Rt Hon Patricia Hewitt MP has been appointed Senior Independent Director in succession to Maarten van den Bergh who steps down from the BT Group plc Board at the conclusion of the AGM on 15 July 2009.

Ends.

Enclosure 6

Monday, 22 June 2009

BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Tony Ball, whose appointment as a director of BT Group plc was reported on 17 June 2009:

Directorships of publicly quoted companies in the last five years:

Company name	Appointed	Resigned
BAA plc Ingenious Media Active Capital Limited (AIM Listed) ProSiebenSat.1 GmBH (German Listed)	2004 2006 2004	2006 2008 2005

Mr Ball has no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 7

Tuesday 30 June 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 282,185 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 406,152,942 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,745,074,087

The above figure (7,745,074,087) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Tuesday 30 June 2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2009, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 406,152,942 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,745,074,087.

The above figure (7,745,074,087) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 9

Wednesday 1 July 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 155,548 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 405,997,394 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,745,229,635

The above figure (7,745,229,635) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

Thursday 2 July 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 374,874 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 405,622,520 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,745,604,509

The above figure (7,745,604,509) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 6 July 2009